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                                                                      Exhibit 99


[AEGON LOGO]

                                                                          173291
                                                                   PRESS RELEASE


AEGON SUCCESSFULLY CLOSES ON THE SALE OF MOST OF TRANSAMERICA FINANCE CORPORATION'S COMMERCIAL LENDING BUSINESS TO GE COMMERCIAL FINANCE

AEGON N.V. today announced its subsidiary, Transamerica Finance Corporation
(TFC), has successfully closed on the sale of most of TFC's commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company. The agreement and its details were announced on August 5, 2003.

The total payment of USD 5.4 billion results in an after tax gain of approximately USD 200 million under Dutch Accounting Principles, which will be added to shareholders' equity directly. Proceeds will be used to redeem debt.

The closing of this transaction follows the sale of TFC's real estate tax services and flood hazard certification businesses to The First American Corporation for USD 400 million on October 1, 2003. Both transactions are consistent with AEGON's strategy to focus on its core business of life insurance, pensions and related savings and investment products.

TFC's remaining businesses primarily consist of maritime container and European trailer leasing with total managed assets of approximately USD 2.1 billion as of September 30, 2003.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

..    Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

..    Changes in the performance of financial markets, including emerging markets, including:

     . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

     . The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

..    The frequency and severity of insured loss events;

..    Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

..    Changes affecting interest rate levels and continuing low interest rate levels;

..    Changes affecting currency exchange rates, including the EUR/USD and
     EUR/GBP exchange rates;

..    Increasing levels of competition in the United States, the Netherlands, the
     United Kingdom and emerging markets;

..    Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

..    Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

..    Acts of God, acts of terrorism and acts of war;

..    Changes in the policies of central banks and/or foreign governments;

..    Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

..    Customer responsiveness to both new products and distribution channels;

..    Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

..    Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, January 14, 2004


Inquiries:
AEGON N.V.
Group Corporate Affairs & Investor Relations

Media
Telephone:+ 31 70 344 83 44
Fax:+ 31 70 344 84 45
Email: groupcom@aegon.nl

European Contacts                           United States of America Contacts
-----------------                           ---------------------------------
Analysts & Investors                        Analysts & Investors
Telephone:+ 31 70 344 83 05                 Telephone:+ 1 410 576 45 77
Fax:+ 31 70 344 84 45                       Fax:+ 1 410 347 86 85
Email: groupir@aegon.nl                     Email: ir@aegonusa.com

Web site: www.aegon.com